Maitong Sunshine Cultural Development Co., Ltd

March 12, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Joseph Klinko
Yong Kim
Cheryl Brown
Irene Barberena-Meissner

Re:	Maitong Sunshine Cultural Development Co., Ltd Amendment No. 2 to Registration Statement on Form S-1

Filed February 22, 2024

File No. 333-276152

Ladies and Gentlemen,

Maitong Sunshine Cultural Development Co., Ltd (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No.3 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated March 7, 2024 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to prior comment 1 and reissue it in part. Please expand the disclosure in your Prospectus Summary with respect to the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment 1

As requested, we have added disclosure at page 2 regarding the risk of our non-compliance with PRC regulations and at page 1 and 2 regarding the consequences of non-compliance. This supplements the disclosure already present at pages 8 and 19 regarding the consequences of non-compliance with PRC regulations.

March 12, 2024

Risk Factors

Risks of Doing Business in the PRC, page 25

2.	We note your response to prior comment 2 and reissue it in part. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response to Comment 2

As requested, we have added disclosure at pages 1, 2, 7, 8 and 18 regarding the oversight and discretion of the Chinese government over our business, and have separately highlighted the risk that intervention by the Chinese government might result in a material change in our operations and/or the value of our securities.

General

3.	We note your response to prior comment 6 and reissue it. The Sample Letters to China- Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and the acknowledgement of any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations conveys the same risk. Please revise to provide the required disclosures.

Response to Comment 3

As requested, we have added disclosure at pages 1, 2, 7, 8, 18 and 19 regarding the risk of intervention by the PRC government and its assertion of control, with particular reference to the risk that such intervention could interfere with our efforts to raise capital outside of the PRC.

March 12, 2024

4.	We note your revised disclosure in response to prior comment 7 that the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies at present require only reporting by the parent of a Chinese operating company that offers securities on an offshore securities market, and at the present time, you are not subject to the filing requirements in the Trial Measures because you are not making this offering on an established securities market. With respect to your belief that you are not required to complete the filing with the CSRC for this offering, please disclose how you reached such conclusion, including whether you are relying on the opinion of counsel. If you are relying on the opinion of counsel for such conclusion, please identify counsel in the registration statement, and file a consent from counsel.

Response to Comment 4

Our belief that we are not required to complete the filing with the CSRC for this offering is based on the advice of Beijing Jingping Law Office, our PRC counsel. We have disclosed the name and opinion of our PRC counsel at page 2 and have also referenced counsel’s opinion at pages 9 and 19. We have filed counsel’s written opinion as Exhibit 5.2. The written opinion includes counsel’s consent to identification in the prospectus.

Respectfully submitted,

/s/ Huang Fang
Chief Executive Officer